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14049725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., DC
189

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHIOS CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Blvd, Suite 240
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Lakowski, Vice President Finance and Administration 847-849-1737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisen Berk & Abrams, LTD.
(Name – *if individual, state last, first, middle name*)

455 Cityfront Plaza Drive, Suite 1500 (Address) Chicago (City) IL (State) 60611-5313 (Zip Code)

CHECK ONE:

- ● Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Lakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President Finance and Administration

Title

Notary Public

OFFICIAL SEAL
ANDREW NEAGOE
Notary Public - State of Illinois
My Commission Expires Sep 24, 2017

This report ** contains (check all applicable boxes):

- ● (a) Facing Page.
- ● (b) Statement of Financial Condition.
- ● (c) Statement of Income (Loss).
- ● (d) Statement of Changes in Financial Condition.
- ● (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ○ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ● (g) Computation of Net Capital.
- ● (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ● (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ○ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ○ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ● (l) An Oath or Affirmation.
- ● (m) A copy of the SIPC Supplemental Report.
- ○ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Member
Healthios Capital Markets, LLC
Northbrook, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Healthios Capital Markets, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012 and the related statements of operations, changes in member's capital and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

NBC Tower · Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthios Capital Markets, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 21, 2014

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2013		2012
ASSETS				
Current assets:				
Cash and cash equivalents	$	**353,020**	$	235,296
Investments				105,000
Accounts receivable		**280,604**		139,430
Due from parent		**99,938**		58,498
Prepaid expenses		**15,300**		48,678
Other assets		**100,084**		82,400
Total current assets		**848,946**		669,302
Property and equipment:				
Office furniture		**5,000**		5,000
Computers		**12,707**		12,707
		17,707		17,707
Less accumulated depreciation		**5,312**		1,771
Property and equipment, net		**12,395**		15,936
Total assets	$	**861,341**	$	685,238

See notes to financial statements.

HEALTHIOS CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,		2013		2012
LIABILITIES AND MEMBER'S CAPITAL				
Current liabilities:				
Accounts payable and accrued expenses	$	**47,469**	$	15,275
Current portion of deferred rent		**18,473**		18,473
Total current liabilities		**65,942**		33,748
Non-current portion of deferred rent		**46,181**		64,654
Total liabilities		**112,123**		98,402
Member's capital		**749,218**		586,836
Total liabilities and member's capital	$	**861,341**	$	685,238

See notes to financial statements.